Exhibit 99.2

NICE Releases New Sales Performance Management Solution for Large
Sales Organizations

New solution improves operational efficiency for organizations with substantial transactions and complex incentive compensation management needs

Ra’anana, Israel, February 10, 2016 – NICE Systems (NASDAQ: NICE) today announced the release of a new version of its Sales Performance Management (SPM) solution geared for large sales organizations with substantial transactions and complex incentive compensation management (ICM) needs. The solution covers the full breadth of sales organization needs, including incentive compensation, quota and territory management, coaching, analytics and gamification.

Highlights of the new NICE SPM solution include:

•
Real-time performance capability: in-memory calculation capabilities allow sales organizations with thousands of payees and tens of millions of transactions to run calculations and issue compensation statements within hours rather than days.

•	What-if commission calculator: allows sales reps to view expected commission instantly, based on real-time calculation of plans in the production system.

•	Top-down and bottom-up territory and quota management: enable the validation of quotas and territories against large historic data sets, to rapidly assess the implication of changes.

•	Next generation coaching: enables the implementation of a collaborative, guided coaching process to increase productivity and effectivity of sales reps.

NICE has also been recognized as a Challenger in Gartner’s newly released 2016 Magic Quadrant for Sales Performance Management Report1.

“We believe our broad SPM offering, sales operation automation, and high-performance calculation capabilities is proof our investment and strategy for SPM resonate with the market and our customers,” said Miki Midgal, President NICE Enterprise Product Group.

“The benefits of real-time performance go beyond scalability, as it is a key business enabler that improves operational efficiency, adds Avrami Tzur, NICE VP ICM LoB. “NICE SPM enables compensation administrators to perform better planning, sales reps to be more motivated, and sales executives to analyze and optimize their team’s performance.”

About the Magic Quadrant
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

[1] Gartner “Magic Quadrant for Sales Performance Management” by Tad Travis, January 2016.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those of Mr. Migdal and Mr. Tzur, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.